SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549
                             __________________

                                SCHEDULE TO/A
                               (Rule 14d-100)
             TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1)
                   OF THE SECURITIES EXCHANGE ACT OF 1934
                               AMENDMENT NO. 3
                             __________________

                                 FUNCO, INC.
                     (Name of Subject Company (Issuer))

                        B&N ACQUISITION CORPORATION,
                    a wholly-owned indirect subsidiary of

                            BARNES & NOBLE, INC.
                    (Names of Filing Persons (Offerors))

                   Common Stock, par value $.01 per share
                       (Title of Class of Securities)

                                  360762108
                    (CUSIP Number of Class of Securities)

                 Maureen O'Connell, Chief Financial Officer
                            Barnes & Noble, Inc.
                              122 Fifth Avenue
                             New York, NY 10011
                               (212) 633-3300
        (Name, Address and Telephone Number of Person Authorized to
      Receive Notices and Communications on behalf of Filing Persons)

                                  COPY TO:
                           Stuart A. Gordon, Esq.
              Robinson Silverman Pearce Aronsohn & Berman LLP
                         1290 Avenue of the Americas
                             New York, NY 10104
                               (212) 541-2000
                          CALCULATION OF FILING FEE


TRANSACTION VALUATION*                  AMOUNT OF FILING FEE
----------------------                  --------------------

     $161,809,233                             $32,362


* Estimated for purposes of calculating the amount of filing fee only. This calculation assumes the purchase of all outstanding shares of common stock, par value $.01 per share (the "Shares"), of Funco, Inc. (the "Company") at a price per Share of $24.75 in cash, without interest. As of May 12, 2000, there were (i) 6,124,086 Shares outstanding and (ii) 785,155 Shares reserved for issuance for outstanding options to acquire Shares from the Company. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities and Exchange Act of 1934, is 1/50th of one percent of the aggregate Transaction Value.

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

     Amount Previously Paid:       $32,362
     Form or Registration No.:     Schedule TO
     Filing Party:                 Barnes & Noble, Inc. and B&N Acquisition
                                   Corporation
     Date Filed:                   May 16, 2000

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     Check the appropriate boxes below to designate any transactions to which the statement relates:

     [X]  third-party tender offer subject to Rule 14d-1.

     [ ]  issuer tender offer subject to Rule 13e-4.

     [ ]  going-private transaction subject to Rule 13e-3.

     [ ]  amendment to Schedule 13D under Rule 13d-2.

     Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]


                                TENDER OFFER

     This Amendment No. 3 amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on May 16, 2000, as amended by Amendment No. 1 filed on June 2, 2000 and by Amendment No. 2 filed on June 6, 2000 (as amended, the "Schedule TO"), by B&N Acquisition Corporation, a Minnesota corporation ("Purchaser") and a wholly-owned indirect subsidiary of Barnes & Noble, Inc., a Delaware corporation ("Parent"). The Schedule TO relates to the offer by Purchaser to purchase all of the outstanding shares of common stock, par value $.01 per share, of Funco, Inc., a Minnesota corporation ("Funco"), for a price of $24.75 per share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 16, 2000 (the "Offer to Purchase"), and in the related Letter of Transmittal.


Items 1 through 9 and 11

     Items 1 through 9 and 11 of the Schedule TO, which incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as follows:

     The Offer expired at midnight, New York City time, on Tuesday, June 13, 2000. Pursuant to the Offer, based upon a report from the Depositary for the Offer, Purchaser accepted for payment 6,313,255 Shares, representing approximately 98% of the outstanding Shares. On June 14, 2000, Parent issued a press release announcing the closing of the tender offer and that it expects to complete the merger of Purchaser into Funco within the next few days.

     The full text of Parent's June 14, 2000, press release is attached as Exhibit (a)(9) hereto and is incorporated herein by reference.


Item 12. MATERIALS TO BE FILED AS EXHIBITS.

* (a)(1)       Offer to Purchase, dated May 16, 2000.
* (a)(2)       Letter of Transmittal.
* (a)(3)       Notice of Guaranteed Delivery.
* (a)(4)       Form of Letter to Brokers, Dealers, Commercial Banks, Trust
               Companies and Other Nominees.
* (a)(5)       Form of Letter to Clients for use by Brokers, Dealers,
               Commercial Banks, Trust Companies and Other Nominees.
* (a)(6)       Guidelines for Certification of Taxpayer Identification Number
               on Substitute Form W-9.
* (a)(7)       Summary Advertisement, dated May 16, 2000.
* (a)(8)       Press Release issued by Parent on June 1, 2000.
  (a)(9)       Press Release issued by Parent on June 14, 2000.
* (b)(1)       Amended and Restated Credit Agreement, dated as of November
               18, 1997 (the "Credit Agreement"), among Parent, its subsidiaries, The Chase Manhattan Bank (National Association), as Administrative Agent, and the Banks party thereto
               (incorporated by reference to Exhibit 10.1 to the Report on Form 10-K of Parent filed on May 1, 1998).
* (b)(2)       Amendment No. 2, dated as of October 21, 1999, to the Credit
               Agreement (incorporated by reference to Exhibit 10.2 to the Report on Form 10-K of Parent filed on April 28, 2000).
* (d)(1)       Agreement and Plan of Merger, dated as of May 4, 2000, by and among the Company, Parent and Purchaser (incorporated by reference to Exhibit 2.1 to the Report on Form 8-K of Parent filed on May 10, 2000).
* (d)(2)       Shareholder Agreement, dated as of May 4, 2000, by and between
               Parent and David R. Pomije (incorporated by reference to
               Exhibit 2.2 to the Report on Form 8-K of Parent filed on May
               10, 2000).
* (d)(3)       Letter Agreement (Original Confidentiality Agreement), dated as of April 21, 1999, by and between the Company and Babbage's
               Etc. LLC ("Babbage's").
* (d)(4)       Letter Agreement (Supplemental Confidentiality Agreement),
               dated as of April 7, 2000, by and among the Company, Parent and Babbage's.
   (g)         Not applicable.
   (h)         Not applicable.

_______________

* Previously filed.

                                  SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 14, 2000

                              BARNES & NOBLE, INC.


                              By:/s/ Maureen O'Connell
                                 ------------------------
                                    Maureen O'Connell
                                    Chief Financial Officer


                              B&N ACQUISITION CORPORATION


                              By:/s/ Maureen O'Connell
                                 ------------------------
                                    Maureen O'Connell
                                    Vice President